INTEGRAL TECHNOLOGIES, INC.
2605 Eastside Park Road, Suite 1
Evansville, Indiana 47715

March 28, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Geoff Cruzek – Senior Attorney
Caleb French – Law Clerk

Re:	Integral Technologies, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2015
Filed September 29, 2015
Forms 10-Q For the Fiscal Quarters Ended
September 30, 2015 and December 31, 2015
Form 8-K dated November 18, 2015
File No. 000-28353

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated March 14, 2016 (the "Comment Letter") relating to Amendment No. 1 to the Form 10-K for the Fiscal Year ended June 30, 2015 (the “Form 10-K”), the Form 10-Q for the fiscal quarters ended September 30, 2015 and December 31, 2015 (collectively, the “Form 10-Qs”) and the Form 8-K dated November 18, 2015 (the “Form 8-K” and collectively with the Form 10-K and Form 10-Qs, the “Reports”) of Integral Technologies, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

1.	We note your response to prior comment 4. Please expand applicable future filings to clarify that the agreement in principle is, in fact, an “oral understanding” between the parties. Please also expand your response to clarify the identity of the third party to which you refer, the “terms of the proposed agreement between the parties” and how the definitive documentation does not reflect those terms. We note, in this regard, the statements during your most recent earnings call regarding how the scope of the agreement “increased rather dramatically” and how “more people have come into the landscape which has changed the dynamic of things.”

Response
The Company acknowledges the Staff’s comment and advises the Staff that it will revise future filings to clarify that the agreement in principle is, in fact, an “oral understanding” between the parties. In addition, the Company will clarify in future filings the “terms of the proposed agreement between the parties” and how the definitive documentation does not reflect those terms, provided, however, the Company anticipates that it will request confidential treatment on certain portions of the definitive agreement to entered into between the parties and any future disclosure will be made on the assumption such confidential treatment has been requested. Finally, the Company advises the Staff that it will disclose the identity of the third party once definitive documentation has been executed between the parties since its release would like cause substantial harm to the competitive position of the Company by permitting competitors to acquire private information about talks with other companies in the industry.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (360) 752-1982 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Doug Bathauer

Doug Bathauer
Chief Executive Officer

cc:	Marc J. Ross, Sichenzia Ross Friedman Ference LLP